UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50771

(Check One):	☒	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐	Form N-SAR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:	American Patriot Financial Group, Inc.

Former Name if applicable:	Not applicable

Address of principal executive office:	3095 East Andrew Johnson Highway

City, state and zip code:	Greenville, Tennessee 37745

PART II

RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

American Patriot Financial Group, Inc. (the “Company”), is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the period ended December 31, 2008 on a timely basis because the Company could not complete the preparation of the required information without unreasonable effort and expense.  The Company’s executive staff consists of two full-time employees. The passage of the Sarbanes-Oxley Act of 2002 has significantly increased the burden on these employees of preparing the necessary information, which burden is in addition to their responsibilities for the Company’s ordinary business operations.  In addition, the Company’s Chief Executive Officer left the Company effective March 5, 2009, and the Company has appointed an interim-Chief Executive Officer to serve until the Company finds a permanent successor for that position.  As a result of these factors, the Company’s senior management has not been able to prepare the necessary information to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

T. Don Waddell (423) 636-1555

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

SIGNATURE

American Patriot Financial Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PATRIOT FINANCIAL GROUP,
INC.
(Registrant)

By:	/s/ T. Don Waddell
Name:	T. Don Waddell
Title:	Chief Financial Officer

Date: March 31, 2009

4